March 13, 2014

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Fund”)
File Numbers 811-21462 & 333-165006

To the Commission:

On January 22, 2014, the Fund filed a post-effective amendment to its universal shelf registration statement on Form N-2 (the “Registration Statement”). The Fund received oral comments on the filing from Larry L. Greene of staff the Securities and Exchange Commission (the “Commission”) on February 27, 2014. The following sets forth the comments of the Commission staff and the Fund’s response to those comments. The Fund has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments. The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

1. Comment: If the Fund is exposed to the risks of hydraulic fracturing, please add appropriate risk factor disclosure.

Response: The Fund has added the requested risk factor disclosure.

2. Comment: Disclosure under the heading “Use of Proceeds” provides that the Fund’s “investments may be delayed if suitable investments are unavailable at the time or for other reasons.” If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2.

Response: The Fund’s disclosure clearly indicates that the Fund intends to invest the proceeds of any offering within approximately three months of the receipt of such proceeds. The Fund also articulates the circumstances under which it may take longer than three months to invest the proceeds and outlines the consequences of such a delay as required by Item 7.2 of Form N-2. The Fund confirms that it will comply with the requirements of Guide 1 to Form N-2 if the investment process is delayed more than six months.

3. Comment: Please revise the disclosure found in the 4th and 5th full paragraphs on page 28 to eliminate the redundant language regarding the Adviser’s policy for allocating negotiated private placement opportunities among its clients.

Response: The disclosure has been revised as requested.

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We look forward to hearing from you soon to discuss any comments you may have on this letter. As we have previously discussed, the Fund desires to have the Registration Statement declared effective as soon as possible and intends to file an acceleration request, including Tandy language, as soon as you have completed your review. Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais